Exhibit 5

BROWNSTEIN HYATT FARBER SCHRECK, LLP

100 North City Parkway, Suite 1600

Las Vegas, Nevada 89106-4614

(702) 382-2101

$1425	FILED
Kirk B. Lenhard, Esq., Bar No. 1437	Electronically
klenhard@bhfs.com	09-24-2010:11:56:48 AM
Clark V. Vellis, Esq., Bar No. 5533	Howard W. Conyers
cvellis@bhfs.com	Clerk of the Court
Jeffrey S. Rugg, Esq., Bar No. 10978	Transaction #1740464
jrugg@bhfs.com

BROWNSTEIN HYATT FARBER SCHRECK, LLP

100 North City Parkway, Suite 1600

Las Vegas, NV 89106-4614

Telephone: (702) 382-2101

Attorneys for Plaintiff, Dr. Bruce Butcher

IN THE SECOND JUDICIAL DISTRICT COURT OF

THE STATE OF NEVADA IN AND FOR THE

COUNTY OF WASHOE

DR. BRUCE BUTCHER, an individual stockholder,

Plaintiff,

vs.

ADVANCED MINERAL TECHNOLOGIES, INC., a Nevada corporation, H. PHILIP CASH, an individual, GARY MASON, an individual, CLETIUS ROGERS, an individual, BIL ZELENY, an individual, RUSSELL D. KEELY, an individual, and STANLEY KNOWLTON, an individual,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CV 10 02568 Dept. No. 9 (exempt from arbitration —equitable and declaratory relief sought) (BUSINESS COURT) VERIFIED STOCKHOLDER DERIVATIVE COMPLAINT

Plaintiff Dr. Bruce Butcher (“Dr. Butcher”), by and through his undersigned counsel, as a stockholder of Defendant, Advanced Mineral Technologies, Inc. (“AMTO”), hereby submits this Verified Stockholder Derivative Complaint against AMTO, its officers and directors (H. Philip Cash (“Cash”), Gary Mason (“Mason”), Cletius Rogers (“Rogers”) and Bil Zeleny (“Zeleny”))(1) and Russell D. Keely (“Keely”) and Stanley Knowlton (“Knowlton”).(2)

(1)  Collectively, Cash, Mason, Rogers and Zeleny are referred to as the “D&O Defendants.”

(2)  Collectively, Keely and Knowlton are referred to as the “Preferred Stock Defendants.”

NATURE AND SUMMARY OF THE ACTION

1.             Apparently for several years, and certainly for more than the past 18 months and increasingly over the past year, the D&O Defendants, in their individual capacities and as officers and directors of AMTO, have denied AMTO’s stockholders their fundamental rights to elect a Board of Directors comprised of persons who will represent the interests of AMTO and its stockholders and have attempted to entrench and enrich themselves at the expense of AMTO and its stockholders.  Their self-interested and improper acts include: the creation of preferred stock in violation of AMTO’s Articles of Incorporation and Nevada law; the issuance of those preferred shares to Cash — AMTO’s President, CEO and a Director — and Zeleny — AMTO’s Chief Financial Officer; the issuance of additional common stock to Cash and Zeleny and the issuance of additional preferred stock to the Preferred Stock Defendants, who, upon information and belief, are acting in concert with the D&O Defendants; the artificial undervaluation of AMTO’s assets; paying compensation to Cash and Zeleny for services at inflated and unreasonable rates; a 1-for-3 reverse stock split without stockholder approval in violation of Nevada law; providing inaccurate information and making material omissions in AMTO’s filings with the Nevada Secretary of State and the Securities and Exchange Commission (“SEC”); the failure to hold an annual meeting and election of directors for at least 18 months (and perhaps as long as six years); constituting the AMTO Board with less than the number of directors required by AMTO’s Bylaws; the filing of amendments to AMTO’s Articles of Incorporation without the requisite stockholder approval in violation of Nevada law; causing the preparation and publication of inaccurate, false and misleading financial statements (including the notes thereto); and the failure to make required SEC filings resulting, among other things, in the de-registration of AMTO’s securities by the SEC.

2.             Dr. Butcher is a stockholder of AMTO and has objected to and continues to object to the actions taken by AMTO and the D&O Defendants to entrench and enrich the D&O Defendants and the Preferred Stock Defendants.  For example, in early June 2010, after learning that AMTO’s directors had authorized the issuance of preferred stock with voting rights of two votes per share to Cash and Zeleny in direct violation of AMTO’s Articles of Incorporation and

Nevada law, Dr. Butcher stated his objection to this improper issuance of preferred stock.  Following Dr. Butcher’s objection, the AMTO Board canceled the April 2010 issuance of preferred stock to Cash and Zeleny.  Shortly after this cancellation, however, the D&O Defendants purported to issue common stock to Cash and Zeleny.  Subsequently, without the required stockholder approval and without informing Dr. Butcher, the D&O Defendants also purported to amend AMTO’s Articles of Incorporation to give themselves blank check authorization to issue preferred stock and again attempted to designate preferred stock with, among other things, voting rights of two votes per share.  Again the preferred stock was issued to Cash and Zeleny and this time preferred stock was also issued to the Preferred Stock Defendants.  None of this stock (either preferred or common) was issued for a proper purpose or valid consideration and the stock was incorrectly valued based on the D&O Defendants purposeful undervaluation of one of AMTO’s primary assets.  The obvious intent of the amendment of the Articles of Incorporation (without the required stockholder approval), the establishment and issuance of the preferred stock and the issuance of common stock without proper consideration or valuation was to entrench the D&O Defendants as the officers and directors of AMTO and dilute the interests of Dr. Butcher and the other stockholders of AMTO while also preventing Dr. Butcher and the other stockholders of AMTO from voting for a new Board of Directors or participating in the decision of whether to adopt or reject any amendment of AMTO’s Articles of Incorporation.

3.             In sum, this is a stockholder derivative action brought pursuant to NRS 41.520 by a stockholder of AMTO on behalf of AMTO and all of its stockholders against its officers and directors and other individuals acting in concert with them for violations of state law, including breaches of their fiduciary duties, unjust enrichment and waste of corporate assets.  Additionally, Dr. Butcher seeks declaratory relief invalidating the improper acts of AMTO and the D&O Defendants.

PARTIES

4.             AMTO is a Nevada corporation with its headquarters in the state of Idaho.  AMTO’s registered agent is located in Reno, Nevada.  AMTO was initially incorporated on

March 1, 1990, under the name O’Hara Resources Ltd.  AMTO is primarily engaged in limited, early stage exploration activities at a single mining site in British Columbia, Canada and it holds a material equity investment in XSP Platinum Ltd. (“XSP”).  XSP, a Jersey, Channel Islands corporation, is primarily focused on conducting mining operations at the Platinum Creek Mine, located near Platinum, Alaska, from which it produces and sell platinum.

5.             Cash is an individual and citizen of Idaho.  At all relevant times, Cash has been Chief Executive Officer, President and a Director of AMTO.

6.             Rogers is an individual and citizen of California.  At all relevant times, Rogers has been a Director of AMTO.

7.             Mason is an individual and citizen of California.  At all relevant times, Mason has been a Director of AMTO.

8.             Zeleny is an individual and citizen of Arizona.  At all relevant times, Zeleny has been the Chief Financial Officer of AMTO.

9.             Keely is an individual and citizen of California.

10.          Knowlton is an individual and citizen of Arizona.

11.          Dr. Butcher is an individual and citizen of the country of Australia.  At all relevant times, Dr. Butcher has been an owner and holder of AMTO common stock.

DUTIES OF THE D&O DEFENDANTS

12.          By reason of their positions as officers, directors and/or fiduciaries of AMTO and because of their ability to control the business and corporate affairs of AMTO, the D&O Defendants owed AMTO and its stockholders fiduciary obligations of loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage AMTO in a fair, just, honest and equitable manner.  The D&O Defendants were and are required to act in furtherance of the best interests of AMTO and its stockholders so as to benefit all stockholders equally and not in furtherance of the D&O Defendants’ personal interests or benefit or to the benefit of the Preferred Stock Defendants.

13.          Each director and officer of AMTO owes to AMTO and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of AMTO and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

14.          The D&O Defendants, because of their position of control and authority as directors and/or officers of AMTO, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.  Because of their advisory, executive, managerial and directorial positions with AMTO, each of the D&O Defendants had access to non-public information about the financial condition, assets and operations of AMTO.  Upon information and belief, because of their dealings with the D&O Defendants, the Preferred Stock Defendants also had access to material, non-public information about the financial condition, assets and operations of AMTO.

15.          At all times relevant hereto, each of the D&O Defendants was the agent of each of the other D&O Defendants and of AMTO, and was at all times acting within the scope of such agency.  Upon information and belief, at all relevant times the Preferred Stock Defendants were acting in concert with the D&O Defendants.

16.          To properly exercise their fiduciary duties to AMTO and its stockholders, the D&O Defendants were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of AMTO.  By virtue of such duties, the D&O Defendants were required to, among other things:

a)             refrain from acting upon material inside corporate information to benefit themselves or those working in concert with them;

b)             ensure that AMTO complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful, accurate and complete statements to the Nevada Secretary of State and the SEC;

c)              conduct the affairs of AMTO in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, and to avoid wasting AMTO’s assets;

d)             remain informed as to how AMTO conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, make reasonable inquiry and take into account all relevant information provided or offered to them in connection therewith, and take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws;

e)              comply with the Articles of Incorporation, Bylaws and AMTO’s other fundamental corporate documents including by maintaining a properly constituted Board of Directors and holding an annual meeting of stockholders; and

f)               ensure that AMTO was operated in a diligent, honest and prudent manner in compliance with all applicable laws, rules and regulations.

17.          Each D&O Defendant, by virtue of his position as a director and/or officer, owed to AMTO and to its stockholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of AMTO, as well as in the valuation, use and preservation of its property and assets.  The conduct of the D&O Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and/or officers of AMTO, the absence of good faith on their part, and a reckless disregard for their duties to AMTO and its stockholders that the D&O Defendants were aware or should have been aware were improper, constituted entrenchment, and posed a risk of serious injury to AMTO.  The conduct of the D&O Defendants who were also officers and/or directors of AMTO during the relevant time period has been done with the imprimatur of the remaining D&O Defendants who collectively comprised all of AMTO’s Board of Directors during the relevant time period.

THE INDIVIDUAL DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES

18.          The D&O Defendants breached their duties of due care, loyalty and good faith by allowing or causing AMTO to, among other things:

a)             have its registration of securities revoked by the SEC on April 9, 2010, because AMTO failed to comply with the Securities Exchange Act of 1934 in that it had not filed any annual or other periodic reports for any fiscal period subsequent to the period ended January 31, 2007;

b)             fail to hold an annual meeting of stockholders as required by its Bylaws and Nevada law for a period greater than eighteen months;

c)              maintain a Board of Directors with less than the fixed number of Directors required by AMTO’s Bylaws and undertake the other actions described in this paragraph without the authority reserved for a properly constituted Board of Directors and/or a vote of AMTO’s stockholders properly noticed by a properly constituted Board of Directors;

d)             on or about April 2, 2010, establish a new series of preferred stock, in violation of AMTO’s Articles of Incorporation and Nevada law, with voting rights of two votes per share, among other rights and preferences;

e)              on or about April 5, 2010, issue 31,000,000 shares of the improperly created preferred stock to Cash and 9,000,000 shares of the preferred stock to Zeleny.  The purported consideration for the D&O Defendants’ issuance of the improperly created preferred stock to Cash and Zeleny was the cancellation of debt for wages and loans;(3)

f)               in June 2010, issue common stock to Cash and Zeleny for inadequate consideration and/or for an improper purpose;

g)              on or about July 15, 2010, file a Form 10 Registration Statement under the Securities Exchange Act of 1934 seeking to re-register with the SEC that contained numerous misrepresentations including, but not limited to, (i) its assertions that Cash is an officer of XSP and (ii) that the XSP shares owned by AMTO have a value of $0.00.  The Form 10 also contained inaccurate and

(3)  The April 2010 designation of preferred stock in violation of AMTO’s Articles of Incorporation and the issuance of the preferred stock to Cash and Zeleny were ultimately cancelled, but only after Dr. Butcher stated his objections to the Board.

materially false and misleading financial statements (including the notes thereto) and omissions, which, among other things, failed to disclose the nature of the transaction pursuant to which AMTO acquired the XSP shares, to disclose the valuable assets and claims it transferred in consideration for those shares, and to properly set forth the asset value of the XSP shares held by AMTO.   Also, in filing the materially false and misleading Form 10, the D&O Defendants caused AMTO not to consult with or seek the consent of Dr. Butcher or any other officer or director of XSP regarding the representations in the Form 10 regarding XSP and to ignore the information provided to the D&O Defendants by Dr. Butcher, supported by the opinions of experts in the mining industry, concerning the assets underlying the value of the XSP shares held by AMTO;

h)             on or about August 26, 2010, establish a new series of preferred stock, in violation of AMTO’s Articles of Incorporation and Nevada law and without the requisite stockholder approval, with voting rights of two votes per share, among other rights and preferences;

i)                 on or about August 26, 2010, file a Certificate of Designation with the Nevada Secretary of State which purports to have an effective date of August 11, 2010.  Under Nevada law, a Certificate of Designation cannot have an effective date earlier than the date the Certificate is filed.  Additionally, AMTO and the D&O Defendants did not have stockholder approval to create the new series of preferred stock which is the subject of the Certificate of Designation; therefore, the D&O Defendants caused AMTO to provide false information to the Nevada Secretary of State and the public regarding AMTO;

j)                issue the improperly created preferred stock to Cash and Zeleny as of August 11, 2010 and to the Preferred Stock Defendants as of August 31, 2010 all at purchase prices that failed to adequately reflect the true value of an investment in AMTO (and through AMTO, in XSP) and/or for an improper purpose;

k)             on or about August 30, 2010, file a Certificate of Amendment with the Nevada Secretary of State attaching Amended and Restated Articles of Incorporation for AMTO.  The Certificate of Amendment falsely asserts that the Amended and Restated Articles of Incorporation was approved by “greater than 50%” of the voting power of the stockholders of AMTO.  Dr. Butcher received no notice of a stockholders’ meeting and believes that no stockholders’ meeting was held and no vote was properly taken regarding the Amended and Restated Articles of Incorporation.  Additionally, the Amended and Restated Articles of Incorporation were not properly adopted by written consent as, pursuant to AMTO’s Bylaws, such written consent would have required the unanimous consent of all stockholders and Dr. Butcher neither gave his consent nor was he asked to do so.  Accordingly, the Certificate of Amendment was fraudulently filed with the Nevada Secretary of State and contains false statements;

l)                 claim an effective date of August 11, 2010 on the Certificate of Amendment filed with the Nevada Secretary of State on August 30, 2010.  Pursuant to Nevada law, a Certificate of Amendment cannot have an effective date earlier than the date it was filed.  Thus, the D&O Defendants again caused AMTO to provide false information to the Nevada Secretary of State and the public regarding AMTO;

m)         as part of the purported Amended and Restated Articles of Incorporation, all without the requisite stockholder approval (i) authorize the establishment or designation of a series of preferred stock, (ii) increase the authorized common stock of AMTO so that additional shares could be issued and current stockholders further diluted, (iii) approve a 1-for-3 reverse stock split,(4) (iv) empower the Board with blank check authorization to issue preferred stock and the authority to designate the rights, preferences and privileges, etc. of the preferred stock without stockholder approval, (v) change the requirements of

(4)  The purported reverse stock split also violated NRS 78.2055.

unanimous written consent in the absence of a stockholder meeting to majority written consent, (vi) limit the liability of AMTO’s officers and directors and authorize AMTO to indemnify the officers and directors to the fullest extent permitted by Nevada law, (vii) change the required number of directors to a range of one to 15, and (viii) permit the Board to amend AMTO’s Bylaws without stockholder approval; and

n)             on or about August 30, 2010 and September 7, 2010, file amendments to the previously filed Form 10 with the SEC which contained additional misrepresentations and omissions including (i) omitting any reference to the purported amendments to AMTO’s charter and capital structure and (ii) failing to disclose the purported issuance of preferred stock to Cash and Zeleny and the Preferred Stock Defendants.

DR. BUTCHER OBJECTS TO THE IMPROPER ACTS THE D&O DEFENDANTS CAUSED AMTO TO TAKE AND DEMANDS AMTO’S ACTS BE CANCELED OR CORRECTED

19.          Dr. Butcher has demanded that AMTO and the D&O Defendants cancel or correct their improper acts.  AMTO and the D&O Defendants have not complied with Dr. Butcher’s demands.

20.          On June 4 and June 7, 2010, based on the information then available to him, Dr. Butcher wrote to the Directors of AMTO stating his objection to the April 2010 creation and issuance of preferred stock.  Following Dr. Butcher’s objection, AMTO cancelled the April 2010 creation and issuance of preferred stock, but soon thereafter the D&O Defendants redoubled their efforts to entrench and enrich themselves by issuing common stock to themselves, improperly amending AMTO’s Articles of Incorporation and re-establishing and re-issuing preferred stock to Cash, Zeleny and the Preferred Stock Defendants.  Thus, while Dr. Butcher’s June 2010 objections on their face caused AMTO and the D&O Defendants to cancel the April 2010 establishment and issuance of preferred stock, as detailed above, AMTO and the D&O Defendants simply did it again and added other improper acts.

21.          Based on the D&O Defendants’ then known improper acts (namely the April 2010 establishment and issuance of preferred stock and AMTO’s threat to sell its shares of XSP) and without knowledge that the D&O Defendants were secretly planning to amend AMTO’s Articles of Incorporation, without the required stockholder approval, and re-establish and re-issue the preferred stock and engage in other improper acts, on July 28, 2010, Dr. Butcher (through undersigned counsel) requested that the D&O Defendants resign and that AMTO appoint or hold elections for new Directors.  The D&O Defendants did not comply with Dr. Butcher’s request.

22.          On August 27, 2010, Dr. Butcher (through undersigned counsel) again wrote to the D&O Defendants and demanded that they cease violating the fiduciary duties they owe and owed to AMTO and its stockholders including Dr. Butcher.  Dr. Butcher further demanded that AMTO hold a meeting of stockholders to elect new directors.  In this letter, Dr. Butcher expressly outlined several of the improper acts of the D&O Defendants in violation of their fiduciary duties.  The D&O Defendants did not respond to this letter, AMTO did not schedule a meeting of stockholders to elect new directors and, as detailed above, the D&O Defendants continued to violate the fiduciary duties they owed to AMTO and its stockholders.

OTHER ATTEMPTS BY DR. BUTCHER TO ADDRESS THE IMPROPER ACTS

CAUSED BY THE D&O DEFENDANTS

23.          In addition to the objections and demands Dr. Butcher made to AMTO and the D&O Defendants, Dr. Butcher has sought appropriate statutory relief to address some of the D&O Defendants’ breaches of their fiduciary duties.

24.          For example, on August 26, 2010, Dr. Butcher filed a Petition before this Court seeking to compel a meeting of AMTO’s stockholders pursuant to NRS 78.345.  A hearing on Dr. Butcher’s Petition was held on September 9, 2010.  At the hearing, it was determined that AMTO had failed in its obligation to its stockholders and that a meeting of stockholders was required at the earliest practicable date to elect new directors of AMTO.  A proposed order on Dr. Butcher’s Petition is pending before the Court.

25.          Additionally, on September 3, 2010, Dr. Butcher issued written demands to AMTO pursuant to NRS 78.105 and NRS 78.257 seeking appropriate corporate books and records including AMTO’s stock ledger, Articles of Incorporation (with amendments), Bylaws (with amendments), and financial books and records.  Collection of this information is still ongoing, but it is only as a result of these demands and Dr. Butcher’s monitoring of AMTO’s SEC filings that the D&O Defendants’ most recent breaches of fiduciary duty (as detailed above, including the issuance of invalidly designated and authorized preferred stock to Cash, Zeleny and the Preferred Stock Defendants) and the inaccurate, incomplete and misleading filings with the SEC were discovered.

COUNT I

Against AMTO and the D&O Defendants for Breach of Fiduciary Duty

26.          Dr. Butcher incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

27.          The D&O Defendants owed and owe AMTO and its stockholders fiduciary obligations.  By reason of their fiduciary relationships, the D&O Defendants owed and owe AMTO and its stockholders the highest obligation of good faith, fair dealing and duties of care and loyalty.

28.          The D&O Defendants, and each of them, violated and breached their fiduciary duties of care and loyalty including by failing to act in good faith, make reasonable inquiry, or exercise oversight and supervision.

29.          Each of the D&O Defendants had actual or constructive knowledge that they had caused AMTO to engage in improper acts including those detailed in Paragraph 18 above.  These actions could not have been a good faith exercise of prudent business judgment to protect and promote AMTO’s corporate interests.

30.          As a direct and proximate result of the D&O Defendants’ failure to perform their fiduciary obligations, AMTO has sustained significant damages.  As a result of the misconduct alleged above, the D&O Defendants are liable to AMTO.

COUNT II

Against AMTO and the D&O Defendants for Waste of Corporate Assets

31.          Dr. Butcher incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

32.          As a result of the misconduct described above and by failing to act in the best interest of AMTO and its stockholders by using their power as directors and officers of AMTO to entrench and enrich themselves, the D&O Defendants have caused, and continue to cause, AMTO to incur unnecessary expenses, diminish its assets and improperly issue valuable stock for materially inadequate consideration.

33.          As a result of the waste of corporate assets, the D&O Defendants are liable to AMTO for the value of the wasted corporate assets, including, but not limited to, all attorney’s fees and costs.

34.          Dr. Butcher, on behalf of AMTO, has no adequate remedy at law.

COUNT III

Against the D&O Defendants and the Preferred Stock Defendants for Unjust Enrichment

35.          Dr. Butcher incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

36.          By the wrongful acts and omissions of the D&O Defendants and the wrongful acts of the Preferred Stock Defendants taken in concert with the D&O Defendants, the D&O Defendants and the Preferred Stock Defendants were unjustly enriched at the expense of and to the detriment of AMTO and its stockholders.

37.          Dr. Butcher, as a stockholder and representative of AMTO, seeks restitution from the D&O Defendants and the Preferred Stock Defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants (including, but not limited to, the rescission of the issuance of all preferred and improperly issued common stock), and each of them, as a result of the wrongful conduct and fiduciary breaches of the D&O Defendants and the wrongful acts of the Preferred Stock Defendants.

38.          Dr. Butcher, on behalf of AMTO, has no adequate remedy at law.

COUNT IV

Against AMTO and the D&O Defendants for Declaratory Relief

39.          Dr. Butcher incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

40.          The D&O Defendants have breached their fiduciary duties to AMTO and its stockholders by, among other things, causing AMTO to engage in the acts detailed in Paragraph 18 above.

41.          A ripe case and controversy now exists concerning the D&O Defendants’ breach of fiduciary duties and the wrongful acts of the Preferred Stock Defendants in concert with the D&O Defendants.  This controversy is capable of and in need of prompt judicial declaration to resolve.

42.          Dr. Butcher has satisfied all conditions precedent to filing this suit, and if not, those conditions have been waived or are futile.

43.          Pursuant to NRS 30.040 and 050, Dr. Butcher, on behalf of AMTO, is entitled to declarations that:

a)             The D&O Defendants have breached their fiduciary duties to AMTO and its stockholders including Dr. Butcher;

b)             The Certificate of Amendment filed by AMTO on or about August 30, 2010 is invalid because (i) the purported amendments to AMTO’s Articles of Incorporation were not properly approved by AMTO’s stockholders and/or (ii) the purported amendments to AMTO’s Articles of Incorporation are not in the interests of AMTO but rather improperly serve merely to entrench and/or enrich the D&O Defendants.  Additionally, even if valid, it should be declared that, pursuant to NRS 78.390(6), the effective date of the Certificate of Amendment is August 30, 2010 (the date it was filed) not August 11, 2010;

c)              The Certificate of Designation filed by AMTO on or about August 26, 2010 is invalid because (i) the D&O Defendants did not have the power or authority to establish and issue the preferred stock which is the subject of the Certificate of

Designation and/or (ii) the establishment of the preferred stock is not in the best interests of AMTO and its stockholders but rather improperly was created and issued to entrench and/or enrich the D&O Defendants;

d)             The AMTO Board of Directors was constituted in violation of AMTO’s Bylaws since it lacked the fixed number of directors required and, therefore, the acts of the Board of Directors during this deficiency were invalid including (i) AMTO’s issuance of common stock to Cash and Zeleny, (ii) AMTO’s filing of a Form 10 pursuant to the Securities Exchange Act of 1934 with the SEC, (iii) AMTO’s adoption of Amended and Restated Articles and a Certificate of Designation, and (iv) AMTO’s issuances of preferred stock to Cash, Zeleny and the Preferred Stock Defendants;

e)              The common stock issued to Cash and Zeleny in June 2010 was for materially inadequate consideration and/or an improper purpose; and

f)               The issuance of preferred stock to Cash, Zeleny and the Preferred Stock Defendants on or about August 30, 2010 was invalid since the preferred stock was not lawfully established and designated and since it was issued for materially inadequate consideration and/or for an improper purpose.

44.          Dr. Butcher has been forced to retain counsel to prosecute this action and is thus entitled to an award of attorney’s fees and costs as provided at law.

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WHEREFORE Dr. Butcher prays for relief as follows:

Direct, incidental and consequential damages in an amount to be proven at trial;

Punitive and exemplary damages;

Restitution, rescission and an order requiring disgorgement of all profits, benefits and other compensation wrongfully obtained by the D&O Defendants and the Preferred Stock Defendants;

Declaratory relief as outlined in this Complaint;

For an award of attorney’s fees and costs; and

For any additional relief this Court deems just and proper.

Dated this 23rd day of September, 2010.

BROWNSTEIN HYATT FARBER SCHRECK

By:	/s/ Kirk B. Lenhard
Kirk B. Lenhard, Esq., Bar No. 1437
Clark V. Vellis, Esq., Bar No. 5533
Jeffrey S. Rugg, Esq., Bar No. 10978
100 North City Parkway, Suite 1600
Las Vegas, Nevada 89106

Attorneys for Plaintiff Dr. Bruce Butcher

VERIFICATION

STATE OF WASHINGTON	)
	)	ss:
COUNTY OF KING	)

I, Dr. Bruce Butcher, state under oath that I have read the foregoing Verified Stockholder Derivative Complaint, know the contents thereof, and that the same is true and correct to the best of my knowledge and belief.

/s/ Dr. Bruce Butcher
Dr. Bruce Butcher

Subscribed and sworn to

before me this 23 day of September, 2010

/s/ Connie B. Cox	[Sealed by Notary — State of Washington]
Notary Public
Connie B. Cox
3956 S. Orcas St.
Seattle WA 98118
My commission expires 05/02/2014

[Affirmation pursuant to NRS 239B.030 regarding the fact that the preceding document does not contain the social security number of any person is omitted.]